Mail Stop 4561

December 2, 2008

Daniel Cohen, President
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

> **Re:** **Hotel Outsource Management International, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 24, 2008**
> **File No. 000-153677**

Dear Mr. Cohen:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Risk Factors, page 18

We have been an operating business for several years, but have yet to become profitable, page 19

1. In response to comment 8 of our letter dated November 20, 2008, you included a risk factor in the registration statement which stated that in the first quarter of 2008, management implemented a program designed to strengthen your internal controls over financial reporting. We note that you estimate a cost of $20,000 - $30,000 to test the effectiveness of the disclosure controls and procedures in all material subsidiaries. Please clarify whether this cost estimate is only for the testing of the effectiveness of disclosure controls and procedures or whether this estimate includes the remediation of any identified material weaknesses.

Directors and Executive Officers, page 40

2. We note that neither the table of directors and executive officers nor the biographical information on page 40 discloses that Mr. Cohen is a director of the company. However, the signature page of the filing indicates that Mr. Cohen currently serves as a director. Please revise or advise us why you have not included this information.

Financial Statements

3.   We note that you made changes in the consolidated statement of cash flows for the period ended September 30, 2007 on page F-6 of the registration statement. It appears that the "issuance of shares, net" and the "proceeds from long-term loans, net of deferred expenses" under cash flows from financing activities differ from the amounts you disclosed in the filing filed on November 17, 2008. It also appears that the line items do not total to the net cash provided by financing activities. Please advise.

Exhibit 5.1. Opinion of Schonfeld & Weinstein, L.L.P.

4.   We note that counsel assumed that the "Company has been duly organized and is validly existing as a corporation under the laws of the State of Delaware" and relied upon statements in the registration statement and statements of officers of the company and have made no independent investigation. Please note that it is inappropriate for counsel to include assumptions that are too broad or assume any of the material facts underlying the opinion. In this regard, provide an amended opinion of counsel that does not assume facts that are easily ascertainable such as whether the company is legally incorporated, whether it has sufficient authorized shares, whether it is not in bankruptcy, and whether it has taken all corporate actions necessary to authorize the issuance of shares.

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If you have any questions, please call Jan Woo at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile 212-480-0717
        Andrea I. Weinstein, Esq.
        Schonfeld & Weinstein, L.L.P.